UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2020 Preliminary Results and strategy update (Unaudited)

8 March 2021	Resilience despite COVID-19 challenges. Repositioning Pearson for sustainable growth.
Highlights
Resilient sales despite COVID-19 related challenges and restrictions

● Underlying revenue declined 10%.
● Global Online Learning up 18% reflecting increased demand for virtual learning.
● Global Assessment 14% lower, and International down 19%.
● North American Courseware down 13%, with US Higher Education Courseware in line with pre-COVID expectations.

Performance in line with revised expectations post COVID-19; with adjusted operating profit of £313m (2019: £581m)

● Adjusted earnings per share of 28.7p (2019: 57.8p) after an effective tax rate charge of 13.7% (2019: 16.5%).

Strong balance sheet and cash performance

● Operating cash flow of £315m (2019: £418m) with a conversion rate of 101% reflects lower profit partially offset by good working capital management.
● Year-end net debt reduced to £463m (2019: £1,016m) with leverage at 0.8x (2019: 1.3x).

Dividend maintained

● Proposed final dividend of 13.5p (2019: 13.5p), which equates to a full year dividend of 19.5p (2019: 19.5p).

Statutory results

● Sales decreased 12% to £3,397m (2019: £3,869m), reflecting underlying performance, portfolio changes and currency movements.
● Statutory operating profit was £411m (2019: £275m). The increase is due to the gain on sale of our stake in Penguin Random House (PRH) and lower restructuring costs which more than offset the impact of COVID-19 and portfolio changes on adjusted operating profit.
● Net cash generated from operations of £450m (2019: £480m).
● Statutory earnings per share of 41.0p (2019: 34.0p).

Strategy update highlights

● Repositioning Pearson for sustainable growth with a strong direct to consumer focus.
● Three key demand-led global market opportunities identified: rise in digital learning tools; workforce skills gap; and demand for accreditation and certification.
● Creation of five new divisions - Virtual Learning, Higher Education, English Language Learning, Workforce Skills and Assessment & Qualifications.
● Each division carries full responsibility for its overheads, product development and operations. They will be supported by the Direct to Consumer group.
● Launching strategic review of international courseware local publishing businesses.
● Simplifying property portfolio to occupy a significantly smaller square footage.

2021 outlook

● Expect year on year revenue growth, with adjusted operating profit to be in line with current market expectations.
● Good growth in Virtual Learning, driven by the Virtual Schools 20/21 academic year enrolment growth. Enrolments for the 21/22 academic year expected to be broadly flat, with the 'covid cohort' partially returning to bricks and mortar schools, offset by underlying growth, and waiting lists. Online Program Management (OPM) is also expected to grow.
● Assessment & Qualifications revenue growth as lockdowns and social distancing ease. Expect impacted test centres to reopen - with social distancing - in April, and normal operations to resume progressively in H2 2021. US school assessments expected to resume, and clinical tests to be taken as schools reopen. UK exams cancelled with modest profit impact as teacher assessment to replace exams.
● English Language Learning revenue expected to improve as mobility, migration and school purchasing recover slowly amidst continuing COVID-19 restrictions.
● Higher Education revenue to decline, but by less than seen in recent years, as the print base becomes smaller, and as the pricing pressure from the change in mix from print and bundles, to platform and eTexts, is offset by recapture of the secondary market driven by eText growth and the digital first strategy, and enrolment recovery.
● Workforce Skills revenue expected to grow, given the strong business fundamentals and investments made into digital and direct to consumer opportunities.
● Revenue phasing will be impacted by current conditions, with Q1 sales behind a challenging 2020 comparative, with growth expected in Q2 and Q3 assuming further pandemic recovery, with the delivery of pent up testing demand in H2 2020 providing a tougher comparative.
● Net interest charge of c.£65m and a tax rate of 18% to 22%.
● As previously announced, cost efficiencies expected of c.£50m in 2021.

Andy Bird, Pearson's Chief Executive, said:
'Despite the significant challenges of 2020, it is thanks to the tenacity and commitment of colleagues around the world that Pearson has delivered a solid financial performance. This year, as we recover from the impact of the pandemic, we are focused on delivering revenue and profit growth.

'Our purpose has never been so relevant: we exist to help everyone achieve their potential through learning. I have witnessed this first-hand every day since joining Pearson, having spent time with customers, employees and other key stakeholders. I have enormous optimism in the future and our ability to unlock our potential and drive sustainable growth.

'Pearson's strategy is now geared around three key demand-led global market opportunities which play to all our strengths: the rise in online and digital learning; addressing the workforce skills gap; and meeting the growing demand for dependable accreditation and certification. Our existing assets, strong balance sheet, new organisational structure and priorities will enable us to seize these opportunities. As the global leader in learning, nobody else has the breadth and depth of experience, scale, expertise and relationships across the entire lifelong learning spectrum.

'Following significant investments in technology and comprehensive restructuring, Pearson is moving at pace and ready to enter a new era as a digital-first company, focused on delivering sustainable revenue and profit growth for the benefit of all company stakeholders.'

Strategy update

Since Andy Bird was appointed Chief Executive in October 2020, Pearson has undertaken a thorough review of its portfolio, organisational structure, competitive advantages, growth market opportunities and digital capabilities.

The resulting strategy, based on a simpler, more agile operating model, is focused on three global market opportunities - the rise in online and digital learning tools, the workforce skills gap and the growing demand for accreditation and certification. These represent a balance between profitable markets where Pearson has a leading position, and new high growth markets where we believe we have the capabilities to grow market share rapidly.

This new focus will enable us to reposition Pearson for sustainable and profitable growth and create long-term shareholder value.

Opportunities in a changing market

Pearson operates in the £5 trillion global learning market which has strong growth characteristics with over a billion more learners expected to move through formal education by 2030. A growing global middle class and longer careers are also driving lifelong and informal learning, particularly for reskilling and upskilling, a trend that has accelerated over the past few years.

We are in a strong position to seize these opportunities through the depth and breadth of our experience and expertise across the entire lifelong learning spectrum, the investments we have made in technology to deliver the Pearson Learning Platform and through the integration of our intellectual property, content, products and assessment tools. All of this positions Pearson as one of the few companies who can offer customers an end-to-end solution.

Five businesses to release untapped potential

We are reorganising our business and operations to focus on five business divisions, with each division having full responsibility for its overheads, product development, and operations to enable a more agile and transparent operating model. Our five new divisions, all supported by our Direct to Consumer group and each linked to the others through our shared IP and capabilities, are outlined in the below table with additional detail underneath:

Business divisions	Business units	Direct to Consumer
Virtual Learning	Virtual Schools, OPM
Higher Education	US Higher Education Courseware, Canadian Higher Education Courseware, International Higher Education Courseware
English Language Learning	Pearson Test of English, Institutional Courseware, English Online Solutions
Workforce Skills	BTEC, Pearson College, Apprenticeships
Assessment & Qualifications	Pearson VUE, US School Assessment, Clinical Assessment, UK GCSE and A level, International academic qualifications

Virtual Learning

Virtual schooling is a £1.5bn market in the United States alone with market growth of high single digits pre-COVID. In 2019, the total US virtual school enrollment was around 400,000 students, which represented only 1% of the entire K12 population. We believe the total addressable market will continue to show good growth as more school districts retain online schooling post-COVID and as more parents opt for virtual schooling permanently, growing that market size beyond the 1% that it is today. We have a 17% share of the market today and are present in 29 of the 34 states that currently allow virtual public schools. In 2020 our virtual schools revenue was £413m following significant growth of 29%, driven by COVID-19.

In OPM we continue to expand our relationships with institutions to be broader in scope; we will leverage our in-house digital marketing agency across other parts of the business; and, we will accelerate our Pearson Pathways strategy to grow our presence in lifelong learning. The global OPM market, at £2.8bn today, is expected to grow to over £7bn as consumers increasingly turn to online course solutions and in 2020 our revenue in OPM was £0.3bn.

Higher Education

The US higher education courseware market is between £4bn and £5bn and we are the leading player with revenue of £0.8bn in 2020. We partner with thousands of leading authors, across multiple subjects, with a very strong focus on STEM. We're accelerating our move to digital and we have an opportunity to recapture the secondary market in Pearson textbooks. The Pearson Learning Platform and the products we are developing on it will drive digital growth. To accelerate recapture from the secondary market and build direct relationships with consumers, we are going to launch a new college study app in the Autumn of this year which will be competitively priced, flexible, and a tiered service which will enable us to shift consumer purchasing preference to our own platform.

English Language Learning

We aspire to become the world's leading brand for people who need to learn or improve their English. There are over 1.5bn adults learning English today in a market we estimate is sized at c.£5.0bn and set to grow to £7.3bn by 2025. Our revenue was modest in 2020 but we own assets which we are confident we can quickly scale. The Global Scale of English, a leading global measurement standard, enables people to gauge and track their progress in English. The Pearson Test of English, a digital test with AI scoring that provides fast, accurate, secure and unbiased results, leverages the global footprint of our VUE test centres and is a trusted brand for entry into higher education and a gateway to immigration recognised by regulators in the main receiving countries.

Workforce Skills

Currently Pearson has a nascent presence in this sector with revenue of just over £0.1bn but our ambition is to become a leader in high quality learning and assessment that supports career progression, helps people unlock their talent and drives growth for our customers' businesses. We are forging new partnerships with corporations and other learning providers that apply our deep expertise in learning design and assessment to create learning solutions that truly meet employers' and employees' needs.

Assessment & Qualifications

Our Assessment & Qualifications business delivered revenue of £1.1bn in 2020 and operates in a global market of £25bn growing at 5% per year. Everything that we do across the company has the potential to lead to some form of assessment, qualification or certification, and this continues to be a significant opportunity for Pearson. Our US School Assessment business continues to win new contracts and maintains a strong market position. Pearson VUE develops, manages and delivers computer-based testing programs for nearly every industry. Our investment in remote and online proctoring services enabled 10 fold growth in 2020 to 2.1m assessments. We provide technology certification exams in the academic, career and technical education space. We are also the market leader in clinical assessment.

Furthermore, we develop and award highly sought-after UK academic and vocational qualifications, with leading brands such as Pearson Edexcel.

Direct to Consumer

Our new Direct to Consumer group will act as Pearson's in-house centre of excellence for the delivery of our consumer strategy. It will sit across all five divisions so that initiatives can be aligned into one consumer roadmap with the Direct to Consumer group overseeing the standards required with regards to the consumer experience, design, brand and marketing.

Portfolio

In addition to the pending sale of our K12 Sistemas - COC and Dom Bosco - in Brazil, we will also be strategically reviewing the rest of our international courseware local publishing businesses, including Canada. We will report back on this later in the year.

Furthermore, as we change the way we work, we will simplify our property portfolio and occupy a significantly smaller square footage which will be fully technology enabled supporting collaboration and creativity.

The reorganisation into five global business divisions will incur one-time cash and P&L costs between £40-70m in 2021, the benefits of which we intend to reinvest in strengthening our capabilities to support future growth. The restructuring of our corporate offices into a smaller footprint will incur a P&L charge of c.£130m and a cash cost of c.£10m in 2021 with a recurring benefit of £10m in 2022 rising to £20m per annum in later years.

Long term outlook

Segment	Market 5-year CAGR*	Long term growth	Long term margin**
Virtual Learning	High single digit	Strong	Increase
Higher Education	Stabilisation	Recapture of secondary market, International growth	Increase
English Language Learning	Mid to high-single digit	At least in line with market growth	Maintain
Workforce Skills	Mid to high-single digit	Strong	Maintain
Assessment & Qualifications	Professional Certification low to mid-single digit US School Assessment and Clinical Assessment flat	Low to moderate	Maintain
* Pearson estimates
** vs 2019 margin

Key Performance Indicators
Our financial KPIs will remain the same, to maintain focus on growth, profitability and cash generation. Today we have announced that our key business and non-financial KPIs will change to reflect the pivot to the new growth strategy, and will focus on:

●
Digital growth

●
Consumer engagement

●
Product effectiveness

●
Investing in our talent

●
Building an inclusive culture and improving diverse representation

●
Accelerating our sustainability strategy

We also will report leading indicators against our five divisions going forward.

Executive changes
With the major restructuring programme now complete, we are evolving the management team for the next phase in the company's transformation.

Rod Bristow, President of Global Online Learning and our UK business, will be moving on from Pearson after 35 years. He has made a significant contribution to Pearson over this time, leaving our UK and online learning businesses in good shape and well placed for future growth.

Tom ap Simon, currently head of Pearson's Virtual Schools business, will lead the newly created Virtual Learning division, joining the executive team and reporting to Andy Bird.

Mike Howells, our Chief Strategy Officer, will be Interim President of Workforce Skills.

Albert Hitchcock is stepping down as Chief Technology & Operations Officer as the company's digital transformation is largely complete. He will continue to be part of the executive team and will work with Mike Howells on Pearson's business development strategy with large global technology companies.

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7802 890 724 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Virtual event	Pearson's full year results and strategy update virtual presentation today 0830 (GMT). Register to receive log in details: https://pearson.connectid.cloud/register

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on this website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements

Financial Overview
£m	2020	2019	Headline growth	CER growth	Underlying growth
Business performance
Sales	3,397	3,869	(12)%	(11)%	(10)%
Adjusted operating profit	313	581	(46)%	(46)%	(40)%
Operating cash flow	315	418
Adjusted earnings per share	28.7p	57.8p
Statutory results
Sales	3,397	3,869
Operating profit	411	275
Profit for the year	310	266
Net cash generated from operations	450	480
Basic earnings per share	41.0p	34.0p
Dividend per share	19.5p	19.5p
Net debt	(463)	(1,016)

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 17.

Profit & loss statement. In 2020, sales decreased by £472m in headline terms to £3,397m (2019: £3,869m) with underlying performance reducing sales by £386m, portfolio changes reducing sales by £55m and currency movements decreasing revenue by £31m. Stripping out the impact of portfolio and currency movements, revenue was down 10% in underlying terms.

2020 adjusted operating profit was £313m (2019: £581m) with portfolio changes, inflation, and the trading impact of COVID-19 partially offset by restructuring savings. Excluding the impact of FX and portfolio changes, underlying adjusted operating profit was down 40%.

Net interest payable was £61m, compared to £41m in 2019. The increase is mainly due to interest on tax, with one-off credits recorded in 2019 not repeated in 2020, and interest charges on the bond raised in June 2020.

The effective tax rate on adjusted earnings in 2020 was a charge of 13.7% compared to a charge of 16.5% in 2019. The decrease in the effective tax rate is mainly due to a benefit from the release of tax provisions due to the expiry of the relevant statute of limitation.

Adjusted earnings per share of 28.7p (2019: 57.8p) reflects all the elements above.

Cash generation. Operating cash inflow decreased on a headline basis from £418m in 2019 to £315m in 2020 with cash conversion of 101% versus 72% in 2019. The decrease is largely explained by the drop-through of reduced profit offset by good working capital management.  The equivalent statutory measure, net cash generated from operations, was £450m in 2020 compared to £480m in 2019. Compared to operating cashflow, this measure includes restructuring costs but does not include regular dividends from associates or capital expenditure on property, plant, equipment, right of use assets and software. In 2020 restructuring cash outflow was £38m (2019: £111m).

Statutory results. Our statutory operating profit was £411m in 2020 compared to a profit of £275m in 2019. The increase in 2020 is largely due to the gain on sale of PRH and the reduction in restructuring costs, which were more than enough to offset the impact of COVID-19 and portfolio changes on trading profits.

Capital allocation. Our capital allocation policy is to maintain a strong balance sheet and a solid investment grade credit rating, to continue to invest in the business both organically and inorganically, to have a sustainable and progressive dividend policy, and to return surplus cash to our shareholders.

Balance sheet. Net debt to adjusted EBITDA was 0.8x (2019: 1.3x). Net debt reduced from £1,016m in 2019 to £463m at the end of 2020. Excluding leases, net debt reduced from £374m in 2019 to net cash of £159m in 2020. The decrease is largely due to the receipt of proceeds from the PRH sale, the receipt of deferred proceeds from the US K12 sale, the repayment of the loan to PRH and positive operating cash flow offset by interest and dividend payments and the cash outflow from the Group's share buyback programme. As a result of the COVID-19 pandemic the Group took action to increase its liquidity including pausing the share buyback programme with £176m of the share buyback completed. The Board considers that maintaining a very strong balance sheet is appropriate, and as such there are no plans to reinitiate the buyback. On 4 June 2020 the Group also completed the issuance of £350m guaranteed notes maturing on 4 June 2030.

The Group continues to work to protect its cash flow and pro-actively manage working capital and at the end of 2020, the Group had approximately £1.9bn (2019: c.£1.1bn) in total liquidity immediately available from cash and its Revolving Credit Facility.

Pension plan. The overall surplus on UK pension plans of £429m at the end of 2019 has decreased to a surplus of £410m at the end of 2020. The decrease has arisen principally due to an actuarial loss in relation to retirement benefit obligations of the Group.

Dividend. In line with our policy, the Board is proposing a final dividend of 13.5p (2019: 13.5p), flat year on year, which results in an overall dividend of 19.5p (2019: 19.5p) subject to shareholder approval. This will be payable on 7 May 2021.

Businesses held for sale. In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa. At the end of December 2020 the assets and liabilities of PIHE have been classified as held for sale on the balance sheet. The sale completed on 5 February 2021.

Businesses disposed of. In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House to Bertelsmann SE & Co KGaA, generating net proceeds of £531m and resulting in a pre-tax profit of £180m.

Following the decision to sell the US K12 courseware business, the assets and liabilities of that business were classified as held for sale on the balance sheet at the end of 2018. In March 2019, the Group completed the sale of its K12 business with total gross proceeds of £200m including £180m of deferred proceeds which included the fair value of an unconditional vendor note for $225m and an entitlement to 20% of future cash flows to equity holders and 20% of net proceeds in the event of a subsequent sale. In 2020, the Group received ($143m) (£105m) as a partial repayment of the vendor note and a payment in respect of the full purchase equity interest such that the Group is no longer entitled to any future cash flows to equity holders or net proceeds in the event of a subsequent sale.

On 5 March 2021, we agreed the sale of our K12 Sistemas - COC and Dom Bosco - in Brazil to Arco, subject to securing regulatory approval and closing.

Operational review

£ millions	2020	2019	Headline growth	CER growth	Underlying growth
Sales
Global Online Learning	697	586	19%	19%	18%
Global Assessment	892	1,031	(13)%	(14)%	(14)%
North America Courseware	894	1,091	(18)%	(18)%	(13)%
International	914	1,161	(21)%	(18)%	(19)%
Total sales	3,397	3,869	(12)%	(11)%	(10)%

Adjusted operating profit
Global Online Learning	99	84	18%	19%	23%
Global Assessment	245	351	(30)%	(30)%	(30)%
North America Courseware	190	231	(18)%	(18)%	(20)%
International	182	299	(39)%	(38)%	(39)%
Enabling Functions	(404)	(449)	10%	9%	9%
Penguin Random House	1	65	(98)%	(98)%	-
Total adjusted operating profit	313	581	(46)%	(46)%	(40)%

See note 2 in the condensed consolidated financial statements for the reconciliation to the equivalent statutory measures.

Global Online Learning
Revenue grew 18% on an underlying basis and 19% on a headline basis reflecting strong enrolment growth in Virtual Schools and good growth in OPM.

Adjusted operating profit grew 23% in underlying terms, due to margin on sales growth more than offsetting the investment in our virtual schools platform and customer care support and margin impact in OPM due to discontinued programs. Headline profit grew 18% with good growth in adjusted operating profit partially offset by FX and portfolio changes.

Virtual Schools performed strongly driven by 43% enrolment growth in new and existing schools for the 2020/2021 academic year. We opened three new full-time, state-wide partner schools, and combined with two contract exits this takes the total partner schools to 43 in 29 states. We are launching two new partner schools in Florida and Oregon for the 2021/2022 academic year.

In OPM, we saw good sales growth with a strong performance in undergraduate and international, partially offset by discontinued programs. We also saw the benefits of the operational changes made earlier this year, with increased efficiencies in our student recruitment process and student acquisition costs. Underlying course enrolments (excluding discontinued programs) grew 20% and total course enrolments declined 7%. We are delivering 470 programs across 34 partners globally. We launched Pearson Pathways, a digital marketplace that provides learners with tailored recommendations for courses and credentials to help them achieve the skills they require.

Global Assessment
In Global Assessment, sales declined 14% on an underlying basis and 13% on a headline basis.
Adjusted operating profit declined 30% in underlying and headline terms due to the COVID-19 impact on trading, partially offset by mitigating actions.

Sales declined 10% at Pearson VUE reflecting the impact of the test centre closures in the first half of the year, with pent up demand in the second half partially moderated by further lockdowns in Q4. Online Proctoring saw strong growth in the year with volumes up from 0.2m at the end of 2019 to 2.1m at the end of 2020 predominantly driven by demand from the IT sector. Overall testing volumes were down 22% to 12.9m due to test centre closures.

In School and Clinical Assessment, cancellation of Spring testing and school closures impacted both businesses respectively in H1 with a further modest impact due to COVID-19 in H2.

North American Courseware
In North American Courseware, sales declined 13% for the full year on an underlying basis and 18% on a headline basis reflecting the sale of US K12 Courseware.

Adjusted operating profit declined 20% in underlying terms, due to the impact of trading partially offset by restructuring and discretionary savings. Headline profit was down 18% on last year due to the underlying profit reduction partially offset by the disposal of our US K12 courseware business in 2019.
In US Higher Education Courseware sales declined 12% with total unit sales increasing slightly and digital registrations including eBooks growing 9%. In Canada, courseware sales were down significantly due to school and bookstore closures.

We continued to see unbundling of premium priced print and digital products for digital only formats. In 2020 2.2m textbooks were sold into US Higher Education colleges, compared with 3.7m in 2019. Sales of standalone eBook units into colleges grew 33% to 3.7m units, showing signs of secondary market recapture.
There has also been continued momentum in Inclusive Access with sales to not-for-profit institutions up 29% on last year representing 13% of US Higher Education Courseware revenue.

International
In International, sales were down 19% on an underlying basis due to the interruption of Australian immigration and test centre closures impacting PTE, as well as budgetary pressures caused by the impact of COVID-19 on courseware purchasing. Revenue declined 21% on a headline basis due to foreign exchange and underlying performance.

Adjusted operating profit declined 39% in underlying and headline terms due to the impact of trading partially offset by mitigating actions.

For School & HE Courseware, budget constraints and school closures have led to fewer purchases. In the UK, qualifications revenue was impacted, as expected, by the cancellation of exams in 2020, as well as the end of the NCT contract. In our franchise business in Brazil and across courseware, we have seen market contraction as a result of the pandemic.

PTE volumes were down 36% with declines in all key markets except China where we saw 17% growth due to an improved competitive performance.

Enabling Functions
Enabling Functions costs were 10% lower in headline terms and 9% in underlying terms due to restructuring and discretionary savings.

FINANCIAL REVIEW

Operating result

Sales decreased on a headline basis by £472m or 12% from £3,869m in 2019 to £3,397m in 2020 and adjusted operating profit decreased by £268m or 46% from £581m in 2019 to £313m in 2020 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2020 with those for 2019. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2019 or 2020. Portfolio changes mainly relate to the sale of our US K12 courseware business in 2019 and the sale of our remaining interest in PRH in the first half of 2020. Acquisitions, including Lumerit in 2019, had only a small impact on reported sales and profits.

On an underlying basis, sales decreased by 10% in 2020 compared to 2019 and adjusted operating profit decreased by 40%. Currency movements decreased sales by £31m and increased adjusted operating profit by £1m. Portfolio changes decreased sales by £55m and decreased adjusted operating profit by £59m. There were no new accounting standards adopted in 2020 that impacted sales or profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

All figures in £ millions	2020	2019

Operating profit	411	275
Add back: Cost of major restructuring	-	159
Add back: Intangible charges	80	163
Add back: Other net gains and losses	(178)	(16)
Adjusted operating profit	313	581

In May 2017, we announced a restructuring programme, to run between 2017 and 2019, to drive significant cost savings. This programme began in the second half of 2017 and costs incurred relate to delivery of cost efficiencies in our enabling functions and US higher education courseware business together with further rationalisation of the property and supplier portfolio. The restructuring costs in 2019 relate predominantly to staff redundancies. The restructuring programme was largely completed at the end of 2019.

Intangible amortisation charges in 2020 were £80m compared to a charge of £163m in 2019. Although there has been a reduction in acquisition activity in recent years and the disposal of PRH in 2020 has eliminated the Group's share of associate intangible amortisation, this has been partly offset by accelerated amortisation profiles and impairments recorded mainly relating to content and contract intangibles in the Global Assessment and International businesses. In 2019, there was an additional £65m impairment charge relating to acquired intangibles in the Brazil business following a reassessment of the relative risk in that market.

Other net gains in 2020 largely relate to the sale of the remaining interest in PRH (£180m gain) and impairments of assets and other costs relating to the disposal of Pearson Institute of Higher Education (£8m loss). In 2019, other net gains largely relate to the sale of the US K12 business.

The statutory operating profit of £411m in 2020 compares to a profit of £275m in 2019. The increase in 2020 is mainly due to the gain on sale of PRH and the reduction in restructuring costs, which were more than enough to offset the impact of COVID-19 on trading profits.

Net finance costs

Net interest payable reflected in adjusted earnings in 2020 was £61m, compared to £41m in 2019. The increase is mainly due to interest on tax with credits recorded in 2019 not being repeated in 2020, and interest charges on the bond raised in June 2020.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements).

In 2020, the total of these items excluded from adjusted earnings was income of £4m compared to a charge of £2m in 2019. Net finance income relating to retirement benefits decreased from £13m in 2019 to £6m in 2020 reflecting the comparative funding position of the plans at the beginning of each year and lower prevailing discount rates. In 2020, finance income of £26m relating to the revaluation of the US K12 disposal proceeds was recorded and there were increases in losses on long-term interest rate hedges and increases in foreign exchange losses on unhedged inter-company loans and cash and cash equivalents in 2020 compared to 2019. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The effective tax rate on adjusted earnings in 2020 was a charge of 13.7% compared to an effective tax rate charge of 16.5% in 2019. The decrease in the effective rate is mainly due to a benefit from the release of tax provisions due to the expiry of the relevant statute of limitation.

The reported tax charge on a statutory basis in 2020 was a charge of £44m (12.5%) compared to a credit of £34m (14.7%) in 2019. The statutory tax credit in 2019 was primarily due to US tax losses generated on the disposal of the US K12 business.

Operating tax paid in 2020 was £10m (2019: £9m). This was impacted by refunds received in the US and UK relating to historical periods. Non-operating tax was a refund of £12m in 2020 (2019: paid £21m) relating to settlement of a historical tax audit and the impact of the disposal of our US K12 business.

A net deferred tax liability of £30m is recognised in 2020 compared to a net £11m deferred tax asset in 2019, the movement is mainly due to utilisation of tax losses in our US business and the amortisation of tax deductible goodwill in Brazil which reduces the related deferred tax asset.  The current tax creditor principally consists of provisions for tax uncertainties. There are contingent liabilities in relation to tax as outlined in note 18 to the condensed consolidated financial statements.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £109m in 2020 compares to a loss in 2019 of £115m. The loss in 2020 mainly arises from the weakening of the US dollar compared to sterling. A significant proportion of the Group's operations are based in the US and the US dollar weakened in 2020 from an opening rate of £1:$1.32 to a closing rate at the end of 2020 of £1:$1.37. At the end of 2019 the US dollar had weakened from an opening rate of £1:$1.27 to a closing rate of £1:$1.32 and this movement was the main reason for the loss in 2019.

Also included in other comprehensive income in 2020 is an actuarial loss of £23m in relation to retirement benefit obligations of the Group. The loss arises from the unfavourable impact of changes in the assumptions used to value the liabilities in the plans and in particular movements in the discount rate. The actuarial loss in 2020 of £23m compares to an actuarial loss in 2019 of £145m.

In 2020, £70m was recycled from the currency translation reserve to the income statement in relation to the disposal of PRH.

Cash flow and working capital

Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures (see note 17 to the condensed consolidated financial statements). Operating cash inflow decreased on a headline basis by £103m from £418m in 2019 to £315m in 2020. The decrease is largely explained by the drop-through of reduced profit offset by improved working capital.

The equivalent statutory measure, net cash generated from operations, was £450m in 2020 compared to £480m in 2019. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2020 restructuring cash outflow was £38m (2019: £111m) and there is an equivalent reduction in provisions held on the balance sheet.

In 2020, there was an overall £679m increase in cash and cash equivalents compared to a decrease of £91m in 2019. The increase in 2020 was primarily driven by the receipt of proceeds of £531m from the PRH sale, the receipt of deferred proceeds of £105m from the US K12 sale, the £48m repayment of the loan to PRH, the £57m reduction in spending on software assets and the receipt of proceeds of £346m from the bond issue. These were offset by the cash outflow of £176m from the Group's share buyback programme and the £230m repayment of the Revolving Credit Facility which was drawn at 31 December 2019.

Working capital provisions were reviewed in the light of the impact of COVID-19 on trading with the main areas of focus being adequacy of provisions for inventory and bad debt. For inventory, the impact of sales reductions has been applied in inventory obsolescence calculations and has resulted in increases in provisions around the Group. Bad debts have been assessed in the light of additional credit risk. The Group has no significant concentrations of credit risk. However, the use of the expected credit loss model has resulted in revised credit risks for customers in our distributor and retail businesses with a consequent proportionate increase in bad debt provision.

Liquidity and capital resources

The Group's net debt reduced from £1,016m at the end of 2019 to £463m at the end of 2020. The decrease is largely due to the receipt of proceeds of £531m from the PRH sale, the receipt of deferred proceeds of £105m from the US K12 sale, the £48m repayment of the loan to PRH and positive operating cash flow offset by interest and dividend payments and the cash outflow of £176m from the Group's share buyback programme.

As a result of the COVID-19 pandemic the Group took action to increase its liquidity including pausing the share buyback programme as outlined below and on 4 June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030.

The notes bear a coupon of 3.75% and have been issued in accordance with the ICMA Social Bond Principles 2018. The proceeds will be primarily used to finance and re-finance delivery of education in our Connections Academy, BTEC and GED businesses to help achieve the United Nations' 4th Sustainable Development Goal (SDG) for a Quality Education. The social bond framework is a natural progression of Pearson's long-standing commitment to integrating social and environmental sustainability into the business.

In assessing the Group's liquidity, the impact of the COVID-19 pandemic has been modelled under several scenarios to ensure that the likelihood of a prolonged period of disruption has been appropriately considered in assessing the availability of funding to the Group and the ability of the Group to comply with its banking covenants. The Group's base case forecasts include assumptions relating to the COVID-19 pandemic. It is assumed that restrictions ease in Q2 2021 with a phased return to normality in H2 2021 as the vaccine roll-out progresses. The downside case scenario modelling includes a severe reduction in revenue, profit and operating cash flow compared to the base case assumptions that extends through the full three-year period to ensure that the Group has adequate resources to manage for a prolonged period of disruption.

In assessing the Group's viability for the three years to December 2023, the board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2021 (weighted for probability of occurrence) as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled an impact from COVID-19 and other risks which in aggregate were significantly greater than seen in 2020 continuing throughout 2021 to 2022.

At 31 December 2020, the Group had available liquidity of c£1.9bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) maturing February 2024. Even under a severe downside case where further declines in profitability compared to 2020 are modelled in 2021 and 2022, the Group would maintain liquidity headroom in excess of £600m and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

At 31 December 2020 the Group was rated BBB- (stable outlook) with Standard and Poor's and Baa3 (stable outlook) with Moody's.

The Group's financial instrument portfolio was reviewed in light of the COVID-19 pandemic with a particular focus on counterparty risk and hedging relationships. No material impacts were identified. In addition, the Group's property related assets were assessed for impairments and credit losses in light of the COVID-19 pandemic, no material impacts were identified.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £54m in 2020 (2019: £56m) of which a charge of £60m (2019: £69m) was reported in adjusted operating profit and income of £6m (2019: £13m) was reported in other net finance costs. The decrease in the operating charge in 2020 is largely explained by savings in defined contribution plans as a result of recent disposals and restructuring activities.

The overall surplus on UK Group pension plans of £429m at the end of 2019 has decreased to a surplus of £410m at the end of 2020. The decrease has arisen principally due to the actuarial loss noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £337m at the end of 2019 to a net asset of £325m at the end of 2020.

Dividends

The dividend accounted for in our 2020 financial statements totalling £146m represents the final dividend in respect of 2019 (13.5p) and the interim dividend for 2020 (6.0p).  We are proposing a final dividend for 2020 of 13.5p bringing the total paid and payable in respect of 2020 to 19.5p. This final 2020 dividend which was approved by the Board in March 2021, is subject to approval at the forthcoming AGM and will be charged against 2021 profits. For 2020, the dividend is covered 1.5 times by adjusted earnings.

Share buyback

The share buyback programme, announced in December 2019, commenced on 16 January 2020 and was paused on 23 March 2020 in order to protect liquidity from the impact of COVID-19. The original intention was to buyback approximately £350m of shares and at the date of pausing the programme approximately 30m shares had been bought back and cancelled at a cost of £176m. There are currently no plans to resume the share buyback programme. The nominal value of these shares, £7m was transferred to the capital redemption reserve.

Businesses held for sale and businesses disposed

In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa. At the end of December 2020 the assets of PIHE have been classified as held for sale on the balance sheet. The sale completed on 5 February 2021.

In December 2019, the Group announced the sale of its remaining 25% interest in PRH. At the end of December 2019, our share of the assets of PRH were classified as held for sale on the balance sheet. The business was sold at the beginning of April 2020 for $675m realising a profit of £180m.

In March 2019, the Group completed the sale of its US K12 business. Total gross proceeds were £200m including £180m of deferred proceeds which included the fair value of an unconditional vendor note for $225m and an entitlement to 20% of future cash flows to equity holders and 20% of net proceeds in the event of a subsequent sale. In 2020, the Group received $143m (£105m) as a partial early repayment of the vendor note and a payment in respect of the full purchase of the equity interest such that the Group is no longer entitled to any future cash flows to equity holders or net proceeds in the event of a subsequent sale.

The cash inflow in 2020 relating to the disposal of businesses was £631m mainly relating to PRH and the deferred proceeds from US K12. In 2019, the cash outflow from disposals of £101m mainly reflected the deferral of proceeds for US K12 and the level of working capital held in this business at the disposal date.

Further details relating to these transactions can be found in notes 10 and 15 to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2020

all figures in £ millions	note	2020	2019

Continuing operations

Sales	2	3,397	3,869
Cost of goods sold		(1,767)	(1,858)
Gross profit		1,630	2,011

Operating expenses		(1,402)	(1,806)
Other net gains and losses	2	178	16
Share of results of joint ventures and associates		5	54
Operating profit	2	411	275

Finance costs	3	(107)	(84)
Finance income	3	50	41
Profit before tax	4	354	232
Income tax	5	(44)	34
Profit for the year		310	266

Attributable to:
Equity holders of the company		310	264
Non-controlling interest		-	2

Earnings per share (in pence per share)
Basic	6	41.0p	34.0p
Diluted	6	41.0p	34.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2020

all figures in £ millions	2020	2019

Profit for the year	310	266

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations - Group	(109)	(113)
Net exchange differences on translation of foreign operations - associates	-	(2)
Currency translation adjustment disposed	(70)	4
Attributable tax	(13)	5

Items that are not reclassified to the income statement
Fair value gain on other financial assets	14	20
Attributable tax	(6)	(4)
Remeasurement of retirement benefit obligations - Group	(23)	(145)
Remeasurement of retirement benefit obligations - associates	-	(4)
Attributable tax	2	22
Other comprehensive expense for the year	(205)	(217)

Total comprehensive income for the year	105	49

Attributable to:
Equity holders of the company	105	47
Non-controlling interest	-	2

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2020

all figures in £ millions	note	2020	2019

Property, plant and equipment		515	618
Intangible assets	11	2,742	2,900
Investments in joint ventures and associates		6	7
Deferred income tax assets		32	59
Financial assets - derivative financial instruments		45	29
Retirement benefit assets		410	429
Other financial assets		138	122
Trade and other receivables	12	223	313
Non-current assets		4,111	4,477

Intangible assets - pre-publication		905	870
Inventories	14	129	169
Trade and other receivables	12	1,118	1,275
Financial assets - derivative financial instruments		18	25
Cash and cash equivalents (excluding overdrafts)		1,097	437
Current assets		3,267	2,776

Assets classified as held for sale	10	73	397
Total assets		7,451	7,650

Financial liabilities - borrowings		(1,397)	(1,572)
Financial liabilities - derivative financial instruments		(40)	(24)
Deferred income tax liabilities		(62)	(48)
Retirement benefit obligations		(85)	(92)
Provisions for other liabilities and charges		(8)	(13)
Other liabilities	13	(80)	(86)

Non-current liabilities		(1,672)	(1,835)

Trade and other liabilities	13	(1,196)	(1,278)
Financial liabilities - borrowings		(254)	(92)
Financial liabilities - derivative financial instruments		(12)	(15)
Current income tax liabilities		(84)	(55)
Provisions for other liabilities and charges		(25)	(52)
Current liabilities		(1,571)	(1,492)

Liabilities classified as held for sale	10	(74)	-
Total liabilities		(3,317)	(3,327)

Net assets		4,134	4,323

Share capital		188	195
Share premium		2,620	2,614
Treasury shares		(7)	(24)
Reserves		1,324	1,528
Total equity attributable to equity holders of the company		4,125	4,313
Non-controlling interest		9	10
Total equity		4,134	4,323

The condensed consolidated financial statements were approved by the Board on 7 March 2021.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2020

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2020
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Profit for the year	-	-	-	-	-	-	310	310	-	310
Other comprehensive income / (expense)	-	-	-	-	14	(179)	(40)	(205)	-	(205)
Total comprehensive income / (expense)	-	-	-	-	14	(179)	270	105	-	105
Equity-settled transactions	-	-	-	-	-	-	29	29	-	29
Tax on equity-settled transactions	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	6	-	-	-	-	-	6	-	6
Buyback of equity	(7)	-	-	7	-	-	(176)	(176)	-	(176)
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)	-	(6)
Release of treasury shares	-	-	23	-	-	-	(23)	-	-	-
Dividends	-	-	-	-	-	-	(146)	(146)	(1)	(147)
At 31 December 2020	188	2,620	(7)	18	53	388	865	4,125	9	4,134

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2020

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2019
At 1 January 2019	195	2,607	(33)	11	19	678	961	4,438	9	4,447
Profit for the year	-	-	-	-	-	-	264	264	2	266
Other comprehensive income / (expense)	-	-	-	-	20	(111)	(126)	(217)	-	(217)
Total comprehensive income / (expense)	-	-	-	-	20	(111)	138	47	2	49
Equity-settled transactions	-	-	-	-	-	-	25	25	-	25
Tax on equity-settled transactions	-	-	-	-	-	-	(5)	(5)	-	(5)
Issue of ordinary shares under share option schemes	-	7	-	-	-	-	-	7	-	7
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(52)	-	-	-	-	(52)	-	(52)
Release of treasury shares	-	-	61	-	-	-	(61)	-	-	-
Dividends	-	-	-	-	-	-	(147)	(147)	(1)	(148)
At 31 December 2019	195	2,614	(24)	11	39	567	911	4,313	10	4,323

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2020

all figures in £ millions	note	2020	2019

Cash flows from operating activities
Net cash generated from operations	17	450	480
Interest paid		(63)	(81)
Tax received / (paid)		2	(30)
Net cash generated from operating activities		389	369

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(6)	(45)
Additional capital invested in associates		-	(40)
Purchase of investments		(6)	(12)
Purchase of property, plant and equipment		(53)	(55)
Purchase of intangible assets		(81)	(138)
Disposal of subsidiaries, net of cash disposed	15	100	(101)
Proceeds from sale of joint ventures and associates	15	531	-
Proceeds from sale of investments		-	5
Proceeds from sale of property, plant and equipment		-	1
Lease receivables repaid including disposals		41	26
Loans repaid by / (advanced to) related parties		48	(49)
Interest received		13	17
Investment income		-	2
Dividends from joint ventures and associates		4	64
Net cash generated from / (used in) investing activities		591	(325)

Cash flows from financing activities
Proceeds from issue of ordinary shares		6	7
Buyback of equity		(176)	-
Purchase of treasury shares		(6)	(52)
Proceeds from borrowings		346	230
Repayment of borrowings		(230)	(48)
Repayment of lease liabilities		(92)	(91)
Dividends paid to company's shareholders		(146)	(147)
Dividends paid to non-controlling interest		(1)	(1)
Net cash used in financing activities		(299)	(102)

Effects of exchange rate changes on cash and cash equivalents		(2)	(33)
Net increase / (decrease) in cash and cash equivalents		679	(91)

Cash and cash equivalents at beginning of year		434	525
Cash and cash equivalents at end of year		1,113	434

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. In addition, the condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union ('EU-adopted IFRS'). The condensed consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). There is no difference between IFRS in conformity with the Companies Act 2006, the EU-adopted IFRS and IASB issued IFRS insofar as their impact on the Group.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2019 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The 2019 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective in 2020. The Group does not expect these to have a material impact.

In assessing the Group's liquidity, the impact of the COVID-19 pandemic has been modelled under several scenarios to ensure that the likelihood of a prolonged period of disruption has been appropriately considered in assessing the availability of funding to the Group and the ability of the Group to comply with its banking covenants. The modelling includes a severe reduction in revenue, profit and operating cash flow that extends through the full three-year period to ensure that the Group has adequate resources to manage for a prolonged period of disruption.

In assessing the Group's ability to continue as a going concern for the period to 30 June 2022, the board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2021 (weighted for probability of occurrence) as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled an impact from COVID-19 and other risks which in aggregate were significantly greater than seen in 2020 continuing throughout 2021 to 2022.

At 31 December 2020, the Group had available liquidity of c£1.9bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) maturing February 2024. Even under a severe downside case where further declines in profitability compared to 2020 are modelled in 2021 and 2022, the Group would maintain liquidity headroom in excess of £800m and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for a minimum of the next 12 months. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2019 Annual Report. In 2020, the impact of the COVID-19 pandemic has caused the Group to reassess some of the areas requiring a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the financial statements. These areas include the assessment of goodwill for impairment, where the Group has noted, in its 2019 Annual Report, that several of its cash generating units (CGUs) are sensitive to reasonably possible changes in key assumptions. The assessment for goodwill impairment has been reperformed as at 31 December 2020 and no impairment has been recorded. However, certain of the Group's CGUs remain sensitive to reasonably possible changes in key assumptions. The goodwill impairment sensitivity analysis is set out in note 11. A relatively small reduction in contribution, that could arise from longer-term disruption caused by the COVID-19 pandemic, may result in an impairment charge in any of these CGUs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

1.     Basis of preparation continued

As set out in the 2019 Annual Report, other areas where assumptions and estimates are significant include the valuation of pre-publication assets, the valuation of tax balances, provisions for returns and the valuation of retirement benefit obligations and assets. The Group has assessed the impact of the uncertainty presented by the COVID-19 pandemic on the Financial Statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk including provisions for bad debt, provisions for inventory obsolescence, valuation of property related assets and financial instruments. No material accounting impacts relating to the areas assessed were recognised in the year. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The valuation of the other receivable which arose on the disposal of the US K12 business in 2019 is no longer considered to be an area of key judgement and estimation due to the partial early repayment of the vendor note and the payment in respect of the full purchase of the equity interest.

The financial information for the year ended 31 December 2019 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2019 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2020. The Group's full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2021. Accordingly, the financial information for 2020 is presented unaudited in the preliminary announcement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS    for the year ended 31 December 2020

2.     Segment information

From 1 January 2020, the Group has reorganised and is reporting for the first time new segmental analyses to reflect the new management structure and operating model. The primary segments for management and reporting purposes are Global Online Learning (consisting of Virtual Schools and Online Program Management), Global Assessment (consisting of Pearson VUE, US Student Assessment and Clinical Assessment), North American Courseware (consisting of courseware and services businesses in the US and Canada) and International (consisting of the courseware and other businesses outside North America and including UK Qualifications and English). The Group separately reports the costs of Enabling Functions such as enterprise technology, finance, human resources and other corporate functions. In addition, the Group has separately disclosed the results from the Penguin Random House associate (PRH) to the point of disposal in April 2020. Comparative figures for 2019 have been restated to reflect the new segments.

all figures in £ millions	2020	2019

Sales
Global Online Learning	697	586
Global Assessment	892	1,031
North American Courseware	894	1,091
International	914	1,161
Total sales	3,397	3,869

Adjusted operating profit
Global Online Learning	99	84
Global Assessment	245	351
North American Courseware	190	231
International	182	299
Enabling Functions	(404)	(449)
PRH	1	65
Total adjusted operating profit	313	581

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

2.     Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Total

2020
Courseware¹
Products transferred at a point in time	-	-	261	409	670
Products and services transferred over time	-	-	621	75	696
	-	-	882	484	1,366
Assessments
Products transferred at a point in time	-	96	-	52	148
Products and services transferred over time	-	796	-	275	1,071
	-	892	-	327	1,219
Services
Products transferred at a point in time	-	-	-	44	44
Products and services transferred over time	697	-	12	59	768
	697	-	12	103	812

Total sales	697	892	894	914	3,397

2019
Courseware¹
Products transferred at a point in time	-	-	448	506	954
Products and services transferred over time	-	-	627	69	696
	-	-	1,075	575	1,650
Assessments
Products transferred at a point in time	-	113	-	61	174
Products and services transferred over time	-	918	-	372	1,290
	-	1,031	-	433	1,464
Services²
Products transferred at a point in time	-	-	-	86	86
Products and services transferred over time	586	-	16	67	669
	586	-	16	153	755

Total sales	586	1,031	1,091	1,161	3,869

¹ Previous classifications within Courseware of 'Point in time (sale or return)' and 'Point in time (other)' have been combined in both 2020 and 2019 as these two categories contained similar types of customers, risks and obligations.

² 2019 International revenue split between 'Services over time' to 'Services at a point in time' restated by £60m primarily due to a change in classification of certain revenues within the Brazilian Sistemas Franchise business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

2.     Segment information continued

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business including the results of discontinued operations when relevant and excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring.

In May 2017, a major restructuring programme was announced, to run between 2017 and 2019, to drive significant cost savings. This programme began in the second half of 2017 and the restructuring costs in 2019 relate predominantly to staff redundancies. The restructuring programme was largely completed at the end of 2019.

Intangible amortisation charges in 2020 were £80m compared to a charge of £163m in 2019. Although there has been a reduction in acquisition activity in recent years and the disposal of PRH has eliminated the Group's share of associate intangible amortisation, this has been partly offset by adjustments to amortisation profiles and impairments recorded mainly relating to content and contract intangibles in the Global Assessment and International businesses. In 2019, there was an additional £65m impairment charge relating to acquired intangibles in the Brazil business following a reassessment of the relative risk in that market.

Other net gains in 2020 largely relate to the sale of the remaining interest in PRH (£180m gain) and impairments of assets and other costs relating to the disposal of Pearson Institute of Higher Education (£8m loss). In 2019, other net gains largely relate to the sale of the US K12 business. Also see note 15.

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

all figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	PRH	Total
2020
Adjusted operating profit / (loss)	99	245	190	182	(404)	1	313
Cost of major restructuring	-	-	-	-	-	-	-
Intangible charges	(29)	(36)	-	(15)	-	-	(80)
Other net gains and losses	-	-	3	(5)	-	180	178
Operating profit / (loss)	70	209	193	162	(404)	181	411

2019
Adjusted operating profit / (loss)	84	351	231	299	(449)	65	581
Cost of major restructuring	-	(7)	(51)	(24)	(75)	(2)	(159)
Intangible charges	(35)	(27)	-	(89)	-	(12)	(163)
Other net gains and losses	-	-	13	3	-	-	16
Operating profit / (loss)	49	317	193	189	(524)	51	275

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

3.     Net finance costs

all figures in £ millions	2020	2019

Net interest payable	(61)	(41)
Net finance income in respect of retirement benefits	6	13
Fair value re-measurement of disposal proceeds	26	-
Net foreign exchange losses	(6)	(5)
Derivatives not in a hedge relationship	(22)	(10)
Net finance costs	(57)	(43)

Analysed as:
Finance costs	(107)	(84)
Finance income	50	41
Net finance costs	(57)	(43)

Analysed as:
Net interest payable reflected in adjusted earnings	(61)	(41)
Other net finance income / (costs)	4	(2)
Net finance costs	(57)	(43)

Net interest payable is the finance cost measure used in calculating adjusted earnings. Net finance costs classified as other net finance costs are excluded from the calculation of the Group's adjusted earnings.

Net finance income in respect of retirement benefits is excluded as it is considered that the presentation does not reflect the economic substance of the underlying assets and liabilities. The Group excludes finance costs relating to acquisition and disposal transactions as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing. In 2020, the fair value re-measurement of disposal proceeds relates to the US K12 disposal in 2019.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2020 and 2019, the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged intercompany loans and cash and cash equivalents. Losses on derivatives not in a hedge relationship represent the unrealised mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

4.     Profit before tax

all figures in £ millions	note	2020	2019

Profit before tax		354	232
Cost of major restructuring	2	-	159
Other net gains and losses	2	(178)	(16)
Intangible charges	2	80	163
Other net finance (income) / costs	3	(4)	2
Adjusted profit before tax		252	540

5.     Income tax

all figures in £ millions	2020	2019

Income tax (charge) / benefit	(44)	34
Tax benefit on cost of major restructuring	-	(35)
Tax charge / (benefit) on other net gains and losses	3	(68)
Tax benefit on intangible charges	(22)	(48)
Tax charge on other net finance costs	4	-
Tax amortisation benefit on goodwill and intangibles	24	28
Adjusted income tax charge	(35)	(89)

Tax rate reflected in statutory earnings	12.5%	(14.7)%
Tax rate reflected in adjusted earnings	13.7%	16.5%

The adjusted income tax charge excludes the tax benefit or charge on items excluded from the profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

6.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

all figures in £ millions	2020	2019

Earnings for the year	310	266
Non-controlling interest	-	(2)
Earnings attributable to equity holders	310	264

Weighted average number of shares (millions)	755.4	777.0
Effect of dilutive share options (millions)	0.0	0.5
Weighted average number of shares (millions) for diluted earnings	755.4	777.5

Earnings per share (in pence per share)
Basic	41.0p	34.0p
Diluted	41.0p	34.0p

7.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The Group's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2020
Operating profit	2	411	-	(178)	80	-	-	313
Net finance costs	3	(57)	-	-	-	(4)	-	(61)
Profit before tax	4	354	-	(178)	80	(4)	-	252
Income tax	5	(44)	-	3	(22)	4	24	(35)
Profit for the year		310	-	(175)	58	-	24	217
Non-controlling interest		-	-	-	-	-	-	-
Earnings		310	-	(175)	58	-	24	217

Weighted average number of shares (millions)								755.4
Weighted average number of shares (millions) for diluted earnings								755.4

Adjusted earnings per share (basic)								28.7p
Adjusted earnings per share (diluted)								28.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2019
Operating profit	2	275	159	(16)	163	-	-	581
Net finance costs	3	(43)	-	-	-	2	-	(41)
Profit before tax	4	232	159	(16)	163	2	-	540
Income tax	5	34	(35)	(68)	(48)	-	28	(89)
Profit for the year		266	124	(84)	115	2	28	451
Non-controlling interest		(2)	-	-	-	-	-	(2)
Earnings		264	124	(84)	115	2	28	449

Weighted average number of shares (millions)								777.0
Weighted average number of shares (millions) for diluted earnings								777.5

Adjusted earnings per share (basic)								57.8p
Adjusted earnings per share (diluted)								57.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

8.     Dividends

all figures in £ millions	2020	2019

Amounts recognised as distributions to equity shareholders in the year	146	147

The directors are proposing a final dividend of 13.5p per equity share, payable on 7 May 2021 to shareholders on the register at the close of business on 26 March 2021. This final dividend, which will absorb an estimated £102m of shareholders' funds, has not been included as a liability as at 31 December 2020.

9.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2020	2019

Average rate for profits	1.28	1.28
Year end rate	1.37	1.32

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

10.     Assets and liabilities classified as held for sale

The held for sale assets and liabilities in 2020 are the Group's interests in Pearson Institute of Higher Education (PIHE) in South Africa following announcement of the sale in November 2020. The sale of PIHE was completed on 5 February 2021 (see note 20). A charge of £8m has been recognised in other net gains and losses in relation to the disposal of PIHE. The charge reduces the carrying value of the assets and liabilities held for sale to their fair value based on expected disposal proceeds net of costs to sell. Held for sale assets in 2019 relate to the 25% holding in PRH prior to its disposal in April 2020. The held for sale balances are analysed as follows:

all figures in £ millions	2020	2019

Property, plant and equipment	48	-
Investments in joint ventures and associates	-	397
Non-current assets	48	397

Trade and other receivables	6	-
Cash and cash equivalents	19	-
Current assets	25	-

Total assets	73	397

Financial liabilities - borrowings	(66)	-
Non-current liabilities	(66)	-

Trade and other liabilities	(5)	-
Financial liabilities - borrowings	(3)
Current liabilities	(8)	-

Total liabilities	(74)	-

Net (liabilities) / assets	(1)	397

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

11.     Non-current intangible assets

all figures in £ millions	2020	2019

Goodwill	2,094	2,139
Other intangibles	648	761
Non-current intangible assets	2,742	2,900

Following the annual impairment review for 2020, no impairment charges have been recorded against goodwill and impairments of £12m were recorded against intangibles. Following the annual impairment review for 2019, a £65m impairment charge relating to acquired intangibles in the Brazil business was made following a reassessment of the relative risk in that market.

In 2020, due to the new structure of the business and the consequent change in management responsibilities, the Other Growth aggregation of CGUs has been combined with the Core aggregation to form a larger aggregation as Other International. The Other Growth aggregation had no goodwill or intangibles prior to the combination. All other CGUs remain the same as 2019.

Key assumptions in the annual impairment review are discount rate, perpetuity growth rates, forecast sales growth rates and forecast operating profits. The Group's forecasts include assumptions relating to the COVID-19 pandemic. It is assumed that restrictions ease in Q2 2021 with a phased return to normality in H2 2021 as the vaccine roll-out progresses.

Sensitivities
Impairment testing for the year ended 31 December 2020 has identified the following CGUs, or groups of CGUs, as being sensitive to reasonably possible changes in key assumptions. The table below shows the headroom at 31 December 2020 and the changes in the key assumptions required in order for the recoverable amount to equal the carrying value.

	Headroom at 31 December 2020	Discount rate	Discount rate for zero headroom	Perpetuity growth rate	Perpetuity growth rate for zero headroom	Contribution* reduction p.a. for zero headroom
all figures in £ millions
OPM	£176m	9.5%	11.4%	2.0%	0.3%	£13m
North American Courseware	£424m	9.5%	10.7%	2.0%	1.0%	£32m
Brazil	£42m	13.6%	16.2%	3.5%	1.5%	£5m
Other International	£368m	9.3%	10.5%	2.2%	1.3%	£27m

* CGU contribution is operating profit excluding corporate overheads

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

12.     Trade and other receivables

all figures in £ millions	2020	2019

Current
Trade receivables	795	903
Royalty advances	2	4
Prepayments	189	138
Investment in finance lease receivable	18	25
Accrued income	12	11
Other receivables	102	194
	1,118	1,275
Non-current
Trade receivables	8	15
Royalty advances	3	-
Prepayments	13	7
Investment in finance lease receivable	112	171
Accrued income	1	5
Other receivables	86	115
	223	313

The ageing of the Group's trade receivables is as follows:

all figures in £ millions	2020	2019

Within due date	668	654
Up to three months past due date	70	155
Three to six months past due date	11	35
Six to nine months past due date	23	9
Nine to 12 months past due date	7	14
More than 12 months past due date	24	51
Trade receivables	803	918

The year on year reduction in trade and other receivables is primarily driven by reduced sales, a proportionate increase in provisions for bad debts, the receipt of deferred proceeds in relation to the US K12 disposal and the disposal of a lease held as an investment in finance lease receivable. This is partially offset by an increase in prepayments due to timing differences on certain significant payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

13.     Trade and other liabilities

all figures in £ millions	2020	2019

Trade payables	(340)	(358)
Sales return liability	(86)	(122)
Accruals	(290)	(295)
Deferred income	(356)	(360)
Other liabilities	(204)	(229)
Trade and other liabilities	(1,276)	(1,364)

Analysed as:
Trade and other liabilities - current	(1,196)	(1,278)
Other liabilities - non-current	(80)	(86)
Total trade and other liabilities	(1,276)	(1,364)

The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future years.

The decrease in the sales return liability is largely due to the reduction in sales of physical products. Other reductions in trade and other liabilities are primarily due to favourable foreign exchange movements.

14.     Inventories

all figures in £ millions	2020	2019

Raw materials	5	5
Working in progress	2	2
Finished goods	116	155
Returns asset	6	7
Inventories	129	169

Included within the inventory balance is the estimation of the right to receive goods from contracts with customers via returns. The value of the returns asset is measured at the carrying amount of the assets at the time of sale aligned to the Group's normal inventory valuation methodology less any expected costs to recover the asset and any expected reduction in value. Impairment charges against the inventory returns asset are £nil in 2020 (2019: £nil). The returns asset all relates to finished goods.

The year on year reduction in inventories is due to increased provisions for obsolescence and a reduction in the production of inventory due to the Group's digital first strategy.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

15.     Disposals

In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House resulting in a pre-tax profit of £180m. There were no other disposals in 2020 and additional gains of £4m relate to adjustments to prior year disposal costs. In 2019, the only material disposal was the sale of the US K12 business. Deferred proceeds relating to the US K12 sale were received in 2020.

all figures in £ millions	2020	2019

Intangible assets	-	(101)
Investments in joint ventures and associates	(418)	-
Intangible assets - pre-publication	-	(238)
Inventories	-	(64)
Trade and other receivables	-	(70)
Cash and cash equivalents (excluding overdrafts)	-	(104)
Net deferred income tax liabilities	-	(100)
Trade and other liabilities	-	520
Cumulative translation adjustment	70	(4)
Net assets disposed	(348)	(161)

Cash proceeds	531	20
Deferred proceeds	-	180
Costs of disposal	1	(23)
Gain on disposal	184	16

Cash flow from disposals
Proceeds - current year disposals	531	20
Proceeds - prior year disposals	105	-
Cash and cash equivalents disposed	-	(104)
Costs and other disposal liabilities paid	(5)	(17)
Net cash inflow / (outflow) from disposals	631	(101)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

16.     Net debt

all figures in £ millions	2020	2019

Non-current assets
Derivative financial instruments	45	29
Trade and other receivables - investment in finance lease	112	171
Current assets
Derivative financial instruments	18	25
Trade and other receivables - investment in finance lease	18	25
Cash and cash equivalents (excluding overdrafts)	1,116	437
Non-current liabilities
Borrowings	(1,463)	(1,572)
Derivative financial instruments	(40)	(24)
Current liabilities
Borrowings	(257)	(92)
Derivative financial instruments	(12)	(15)
Net debt	(463)	(1,016)

Net debt presented above includes borrowings of £69m (2019: nil) and cash and cash equivalents of £19m (2019: nil) which are included in assets and liabilities held for sale.

Included in borrowings at 31 December 2020 are lease liabilities of £752m (non-current £676m, current £76m) This compares to lease liabilities of £838m (non-current £749m, current £89m) at 31 December 2019. The net lease liability at 31 December 2020 after including the investment in finance leases noted above was £622m (2019: £642m). Net cash excluding net lease liabilities was £159m (2019: net debt £374m).

On 4 June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030. The notes bear a coupon of 3.75% and have been issued in accordance with the ICMA Social Bond Principles 2018. The proceeds will be primarily used to finance and re-finance delivery of education in Connections Academy, BTEC and GED businesses to help achieve the United Nations' 4th Sustainable Development Goal (SDG) for a Quality Education. The social bond framework is a natural progression of Pearson's long-standing commitment to integrating social and environmental sustainability into the business.

In March 2019, the Group executed market tenders to repurchase €55m of its €500m 1.875% notes due 2021. In addition, the Group also announced the refinancing of its bank facility, reducing its size to $1.19bn and extending its maturity date to February 2024.

In 2020, the movement on borrowings reflects the new bond issued and the repayment of amounts outstanding under the Group's Revolving Credit Facility at 31 December 2019. In addition, bonds maturing in the first half of 2021 have been reclassified from non-current to current borrowings. Movements on derivative liabilities are primarily due to adverse movements in the mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

17.     Cash flows

all figures in £ millions	2020	2019

Reconciliation of profit for the year to net cash generated from operations

Profit for the year	310	266
Income tax	44	(34)
Depreciation, amortisation and impairment charges	317	389
Net profit on disposal of businesses	(184)	(16)
Other net gains and losses	6	-
Net loss on disposal of fixed assets	2	7
Net profit on disposal of right of use assets including transfers to investment in finance lease receivable	(6)	(4)
Net finance costs	57	43
Share of results of joint ventures and associates	(5)	(54)
Net foreign exchange adjustment	(34)	(21)
Investment income	-	(2)
Share-based payment costs	29	25
Pre-publication	(56)	(55)
Inventories	35	(20)
Trade and other receivables	(1)	59
Trade and other liabilities	(26)	(157)
Retirement benefit obligations	(1)	5
Provisions for other liabilities and charges	(37)	49
Net cash generated from operations	450	480

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

17.     Cash flows continued

all figures in £ millions	note	2020	2019

Reconciliation of net cash generated from operations to closing net debt

Net cash generated from operations		450	480
Dividends from joint ventures and associates		4	64
Purchase of PPE		(53)	(55)
Addition of new right-of-use lease assets		(61)	(64)
Proceeds from sale of PPE		-	1
Net disposal of right-of-use lease assets including transfers to/from investment in finance lease receivable		18	17
Purchase of intangible assets		(81)	(138)
Investment income		-	2
Add back: net costs paid for major restructuring		38	111
Operating cash flow		315	418
Operating tax paid		(10)	(9)
Net operating finance costs paid		(50)	(64)
Operating free cash flow		255	345
Non-operating tax received / (paid)		12	(21)
Net costs paid for major restructuring		(38)	(111)
Free cash flow		229	213
Dividends paid (including to non-controlling interest)		(147)	(148)
Net movement of funds from operations		82	65
Acquisitions and disposals		619	(193)
Loans repaid / (advanced)		48	(49)
Proceeds from issue of ordinary shares		6	7
Buyback of equity		(176)	-
Purchase of treasury shares		(6)	(52)
Other movements on financial instruments		(29)	(9)
Net movement of funds		544	(231)
Exchange movements on net debt		9	24
Movement in net debt		553	(207)
Opening net debt		(1,016)	(143)
Adjustment on initial application of IFRS 16		-	(666)
Closing net debt	16	(463)	(1,016)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2020

18.     Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') partially constitutes State Aid. The Group has lodged an appeal. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m (which does not include additional interest that would be due if this amount had to be repaid). Post year end Pearson received Charging Notices requiring a payment on account of materially all of the alleged State Aid to be made. The Group continues to be of the view that no provision is required in respect of this issue.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 754m (£106m) up to 31 December 2020, with additional potential exposure of BRL 142m (£20m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

Pearson is one of several defendants named in 14 U.S. lawsuits and one Canadian antitrust lawsuit related to the Group's Inclusive Access programmes. These lawsuits, purporting to be class actions, have been brought on behalf of students and off campus retailers alleging, among other things, that Pearson's inclusive access programmes violate U.S and Canadian antitrust laws and state or provincial laws by reducing competition from the secondary market and off campus retailers.  Motions to dismiss have been filed by all defendants in the U.S. lawsuits and a ruling is expected later in 2021. At present, the Group believes no provision is required in relation to these matters.

19.     Related parties

In 2020, the Group disposed of its interests in PRH and therefore PRH is no longer a related party. Prior to the completion of the sale of PRH, the Group received dividends of £1m (2019: £64m) from PRH. Loans to PRH of £49m which were outstanding at 31 December 2019 were repaid at the point of disposal.

There were no other material related party transactions and no guarantees have been provided to related parties in the year.

20.     Events after the balance sheet date

On 5 February 2021 the Group completed the sale of its interests in Pearson Institute of Higher Education in South Africa. Consideration received was nominal.

In February 2021, the Group received charging notices requiring payment of materially all of the alleged State Aid (see note 18 for further details). A payment is expected to be made by 12 March 2021. The Group expects to recover the funds in due course.

In February 2021, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to 2025.

On 8 March 2021, the Group announced a new strategy including a new divisional structure. Going forward the new structure will impact segmental reporting and may impact the Group's cash generating units.

On 5 March 2021, the Group agreed the disposal of its K12 Sistemas - COC and Dom Bosco - in Brazil, subject to securing regulatory approval and closing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 8 March 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary